
August 12, 2024

Jose Bayardo
Chief Financial Officer
NOV Inc.
10353 Richmond Avenue
Houston, TX 77042-4103

     Re: NOV Inc.
          Form 10-K for the Year Ended December 31, 2023
          File No. 001-12317

Dear Jose Bayardo:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: Stephanie Palaskas